SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 Ribogene, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    762565109
                                 (CUSIP Number)


                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300
                                 with a copy to:

                              David R. Walner, Esq.
                    Paramount Capital Asset Management, Inc.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4372

         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  June 2, 1998/1/
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                                         [_]
Check the following box if a fee is being paid with this Statement:
                                                                         [_]

----------

/1/ On June 2, 1998 the Issuer closed an Initial Public Offering.

CUSIP No.  [762565109]
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    [_]
                                                          (b)    [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         00 (see Item 3 below)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             None
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          755,570
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER

                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                        755,570
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         755,570
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.6%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------
                                        2

CUSIP No.  [762565109]
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    [_]
                                                          (b)    [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         00 (see Item 3 below)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             None
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          268,227
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER

                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                        268,227
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         268,227
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.9%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------
                                        3

CUSIP No.  [762565109]
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Aries Trust
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    [_]
                                                          (b)    [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         00 (see Item 3 below)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             None
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          487,343
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER

                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                        487,343
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         487,343
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.8%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         OO (see Item 2)
--------------------------------------------------------------------------------
                                        4

CUSIP No.  [762565109]
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    [_]
                                                          (b)    [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         00 (see Item 3 below)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             480,378
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          755,570
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER

                        480,378
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                        755,570
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         1,235,948
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.5%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

     (a)  Common Stock, $.001 par value ("Shares")

          Ribogene, Inc. (the "Issuer")
          26118 Research Road
          Hayward, CA 94545
          (510) 732-5551

Item 2.  Identity and Background.

      Names of Persons Filing:

     (a)  This  statement  is  filed  on  behalf  of  Paramount   Capital  Asset
          Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Trust ("Aries Trust") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" and collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

     (b) Paramount Capital's, Aries Domestic's and Dr. Rosenwald's business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

     (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital,/2/ a Subchapter S corporation incorporated in Delaware. Paramount Capital is the General Partner of Aries Domestic,/3/ a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Trust,/4/ a Cayman Islands Trust.

     (d) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respec tive officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Dr. Rosenwald is a citizen of the United States.

--------

    /2/ Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

    /3/ Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

    /4/ Please see attached Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and direc tors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.

Item 3.   Source and Amount of Funds or Other Consideration.

          The Issuer completed a private placement (the "Private Placement") of the Issuer's securities on June 23, 1997, in which Aries Domestic and Aries Trust used $617,699 and $1,122,301 of their respective general funds to purchase units of the Issuer consisting, respectively, of 315,555 and 573,334 shares of Series F Preferred Stock (the "Preferred Stock") and 315,555 and 573,334 Class A Warrants convertible into 202,870 and 368,596 and exercisable for 22,530 and 40,936 shares of Common Stock of the Issuer, respectively. In connection with the initial public offering of the Issuer's securities completed on June 2, 1998, the Preferred Stock was automatically converted into Common Stock. In connection with the Private Placement, Paramount Capital, Inc. (the "Placement Agent"), designated recipients of options to purchase units exercisable for ten years at 110% of the offering price per unit sold in the Private Placement (the "Placement Options"). The Placement Agent designated The Aries Trust, Aries Domestic and Dr. Rosenwald, Placement Options to purchase units exercisable for 73,718, 40,574 and 455,106 shares of Common Stock respectively and 4,093, 2,253 and 25,272 Warrants respectively).

Item 4.   Purpose of Transaction.

          The Reporting Parties acquired shares of Preferred Stock and Warrants of the Issuer as an investment in the Issuer.

          Although the Reporting Parties have not formulated any definitive plans, they may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

          Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) As of June 2, 1998, Paramount Capital, through acquisition of the shares by the Aries Trust and Aries Domestic described in Item 3 above, beneficially owned 755,570 shares or 13.6% of the Issuer's securities and Aries Domestic and the Aries Trust beneficially owned as follows:

                                             Amount Owned
          Aries Domestic                     268,227 Shares
          Aries Trust                        487,343 Shares

          As of June 2, 1998, Dr. Rosenwald through his acquisition of shares described in Item 3 above and the acquisition of shares by the Aries Trust and Aries Domestic described in Item 3 above, beneficially owned 1,235,948 shares or 20.5% of the Issuer's securities.

     (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust.

     (c) No open market transactions were made by Dr. Rosenwald, Aries Domestic or the Aries Trust in the past 60 days.

          Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer since the last filing.

     (d)  & (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

          Paramount Capital is the investment manager of the Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Trust and Aries Domestic. Dr. Rosenwald is the sole shareholder of Paramount Capital. Except as indicated in this 13D and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits:

Exhibit A -    Copy of an  Agreement  between  Dr.  Rosenwald,  Paramount
               Capital, Aries Domestic and Aries Trust to file this Statement on Schedule 13D on behalf of each of them.

Exhibit B -    List of  executive  officers  and  directors  of Paramount
               Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C -    List of executive officers and directors of Aries Domestic and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit  D -   List of executive  officers  and  directors of Aries Trust and information called for by Items 2-6 of this statement relating to said officers and directors.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   July 1, 1998
         New York, NY             By: /s/ Lindsay A. Rosenwald, M.D.
                                     ------------------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      President


                                   ARIES DOMESTIC FUND, L.P.
                                   By: Paramount Capital Asset Management, Inc.
                                       General Partner

Dated:   July 1, 1998
         New York, NY              By: /s/ Lindsay A. Rosenwald, M.D.
                                     ------------------------------------------
                                       Lindsay A. Rosenwald, M.D.
                                       President


                                   THE ARIES TRUST
                                   By: Paramount Capital Asset Management, Inc.
                                       Investment Manager

Dated:   July 1, 1998
         New York, NY              By: /s/ Lindsay A. Rosenwald, M.D.
                                     ------------------------------------------
                                       Lindsay A. Rosenwald, M.D.
                                       President


Dated:   July 1, 1998
         New York, NY              By: /s/ Lindsay A. Rosenwald, M.D.
                                     ------------------------------------------
                                       Lindsay A. Rosenwald, M.D.

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

                  The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Repligen Corporation, and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

                                  PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   July 1, 1998
         New York, NY             By: /s/ Lindsay A. Rosenwald, M.D.
                                     ------------------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      President


                                   ARIES DOMESTIC FUND, L.P.
                                   By: Paramount Capital Asset Management, Inc.
                                       General Partner

Dated:   July 1, 1998
         New York, NY              By: /s/ Lindsay A. Rosenwald, M.D.
                                     ------------------------------------------
                                       Lindsay A. Rosenwald, M.D.

                                       President

                                   THE ARIES TRUST
                                   By: Paramount Capital Asset Management, Inc.
                                       Investment Manager

Dated:   July 1, 1998
         New York, NY              By: /s/ Lindsay A. Rosenwald, M.D.
                                     ------------------------------------------
                                       Lindsay A. Rosenwald, M.D.
                                       President


Dated:   July 1, 1998
         New York, NY              By: /s/ Lindsay A. Rosenwald, M.D.
                                     ------------------------------------------
                                       Lindsay A. Rosenwald, M.D.

                                               EXHIBIT B

         The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                         PRINCIPAL OCCUPATION
         NAME                               OR EMPLOYMENT

Lindsay A. Rosenwald, M.D.      Chairman of the Board, President of Paramount
                                Capital Asset Management, Inc., Paramount
                                Capital Investments, LLC and Paramount
                                Capital, Inc.

Peter Morgan Kash               Director of Paramount Capital Asset
                                Management, Inc., Senior Managing Director,
                                Paramount Capital, Inc.

Dr. Yuichi Iwaki                Director of Paramount Capital Asset
                                Management, Inc., Professor, University of
                                Southern California School of Medicine


Item 2.

         During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

         The name and principal occupation or employment, which is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of the General Partner of Aries Domestic is as follows:

                                                   PRINCIPAL OCCUPATION
         NAME                                         OR EMPLOYMENT

Paramount Capital Asset Management, Inc.     General Partner; Investment Manager

         Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT D

         The name and principal occupation or employment, which in each instance is with The Aries Trust ("Aries Trust") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:

                                                        PRINCIPAL OCCUPATION
         NAME                                              OR EMPLOYMENT

Paramount Capital Asset Management, Inc.             Investment Manager

MeesPierson (Cayman) Limited                         Trustee

         Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, neither of the above persons (to the best of Aries Trust's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.